UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                         ACHILLION PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0044Q201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Mitchell D. Kaye                             with a copy to:
    Xmark Opportunity Partners, LLC              Peter D. Greene, Esq.
    90 Grove Street                              Lowenstein Sandler PC
    Suite 201                                    1251 Avenue of the Americas
    Ridgefield, CT  06877                        New York, NY  10020
    (203) 244-9503                               (646) 414-6908

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    0044Q201
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
               Xmark Opportunity Partners, LLC
               20-2052197
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):   AF, WC
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             923,068*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        923,068*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   923,068*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   5.9%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Achillion Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners", and together with Opportunity Ltd and Opportunity LP, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of June 26, 2008, Opportunity LP held 180,427 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company, Opportunity Ltd held 537,278 Common Shares of the Company and JV Partners held 205,363 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008, there were 15,641,462 Common Shares of the Company issued and outstanding as of May 1, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 923,068 Common Shares of the Company, or 5.9% of the Common Shares of the Company deemed issued and outstanding as of June 26, 2008. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Shares"), of Achillion Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 300 George Street, New Haven, Connecticut 06511.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"), whose principal address is 90 Grove Street, Suite 201, Ridgefield, CT 06877. Opportunity Partners is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners" and, together with Opportunity LP and Opportunity Ltd, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. The Funds are engaged in the investment in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. None of Opportunity Partners, the Funds, Mr. Kaye or Mr. Cavalier ever has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none ever has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Kaye and Cavalier are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          -----------------------

          The Funds  acquired the Common Shares of the Company  reported on this
Schedule 13D because Opportunity Partners believes that the Common Shares are undervalued and represent an attractive investment opportunity.

          Opportunity Partners is not clear on the strategic direction management and the Board of Directors intend to pursue. Opportunity Partners firmly believes that a sale of the Company, or certain individual assets/technology, would make more sense than equity dilution.

          Opportunity Partners intends to continue to evaluate closely the performance of the Common Shares of the Company, including, without limitation, the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Opportunity Partners may, from time to time, evaluate various options in order to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Opportunity Partners may take such actions on behalf of the Funds as it deems appropriate, including, without limitation, (i) engaging in discussions with management and/or the Board of Directors, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company held by the Funds, and/or (v) seeking to make a significant equity investment in the Company, all in accordance with applicable securities laws.

          Other than as described above in this Item 4, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008, there were 15,641,462 Common Shares of the Company issued and outstanding as of May 1, 2008.

          As of June 26, 2008, Opportunity LP held 180,427 Common Shares of the Company, Opportunity Ltd held 537,278 Common Shares of the Company and JV Partners held 205,363 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 923,068 Common Shares of the Company, or 5.9% of the Common Shares of the Company deemed issued and outstanding as of June 26, 2008.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were purchases effected by the Funds in ordinary brokerage transactions), during the sixty (60) day period occurring on or prior to June 26, 2008.

                        Number of                              Purchase Price
        Date            Shares           Security Type         per Share ($)
        ----            ---------        -------------         --------------

       4/29/2008          11,500         Common Shares           $3.9900
       4/30/2008          20,000         Common Shares           $4.4500
       4/30/2008           1,000         Common Shares           $3.9650
       5/05/2008           3,000         Common Shares           $3.9310
       5/22/2008           8,000         Common Shares           $3.4928
       5/23/2008           5,000         Common Shares           $3.1882
       5/23/2008           4,400         Common Shares           $2.9856
       5/27/2008             400         Common Shares           $3.7250
       5/29/2008          10,000         Common Shares           $2.9356
       5/30/2008          11,600         Common Shares           $3.1452
       6/03/2008           2,000         Common Shares           $2.9245
       6/04/2008           2,000         Common Shares           $2.8247
       6/10/2008          18,000         Common Shares           $2.5275
       6/10/2008           5,000         Common Shares           $2.3600
       6/11/2008           1,200         Common Shares           $2.8042
       6/13/2008           6,100         Common Shares           $3.0000
       6/16/2008          22,700         Common Shares           $2.9473
       6/17/2008           2,300         Common Shares           $2.9500
       6/19/2008           4,109         Common Shares           $2.9500
       6/20/2008         295,805         Common Shares           $2.0788
       6/24/2008          22,403         Common Shares           $2.1512
       6/24/2008          10,000         Common Shares           $2.1015



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the persons referenced in Item 2 of this Schedule 13D and any person or entity.



Item 7.   Material to be Filed as Exhibits.
          --------------------------------
          Not applicable.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 30, 2008                         XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Chief Executive Officer



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).